c M

SECURI ||||||||||||||| SION 11015158

OMB Number:	3235-0123
Expires:	April 30, 2013

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2011

SEC FILE NUMBER
8-66182

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. W. TOWT & ASSOCIATES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___10022 Paseo Montril APT 228___
(No. and Street)

___San Diego___　　　___CA___　　　___92129___
(City)　　　　　　　(State)　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___R. W. TOWT___　　　　　　　　　　　___(858) 780-0873___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Park, Chang G CPA___
(Name – if individual, state last, first, middle name)

___2667 Camino Del Rio S. # B___　___San Diego___　___CA___　___92108___
(Address)　　　　　　　　(City)　　　(State)　　　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _RICHARD W. TOUT_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _R. W. TOUT & ASSOCIATES_ , as of _FEBRUARY 25th_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
KAREN YAEGER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1887476
SAN DIEGO COUNTY
MY COMM. EXP. APRIL 27, 2014

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Chang G. Park, CPA, Ph. D.
♦ 2667 CAMINO DEL RIO SOUTH PLAZA B ♦ SAN DIEGO ♦ CALIFORNIA 92108 ♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 764-5480
♦ E-MAIL changgpark@gmail.com ♦

Report of Independent Registered Public Accounting Firm

Board of Directors
R.W. Towt & Associates

We have audited the accompanying statement of financial condition of R.W. Towt & Associates (the Company) as of December 31, 2010 and 2009, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.W. Towt & Associates as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ *Chang g. Park*

CHANG G. PARK, CPA

February 24, 2011
San Diego, CA. 92108

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

R.W. TOWT & ASSOCIATES

STATEMENTS OF FINANCIAL CONDITIONS

December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 178	$ 2,539
Clearing deposits	15,972	15,972
Commission Receivable	14,103	14,823
Prepaid expenses	10,748	5,321
Total current assets	41,001	38,655
Total assets	$ 41,001	$ 38,655

	2010	2,009
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 453	$ -
Commissions payable	11,899	13,896
State tax payable	2,400	1,600
Total current liabilities	14,752	15,496
STOCKHOLDER'S EQUITY		
Common shares, no par value;		
1,000,000 shares authorized and		
1,000 shares issued and outstanding	6,000	6,000
Additional Paid in capital	136,524	128,524
Accumulated deficit	(116,275)	(111,365)
Total stockholder's equity	26,249	23,159
Total liabilities and stockholder's equity	$ 41,001	$ 38,655

See accompanying notes to financial statement

R.W. TOWT & ASSOCIATES

STATEMENTS OF OPERATIONS

For the Years ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commission earned	$ 360,615	$ 241,309
Expenses		
Commission	238,425	170,185
Management fee	64,455	46,720
Regulatory fees	12,493	16,954
Trading fees	29,849	16,371
Professional fees	11,550	5,400
Office	4,772	1,315
Licenses and permits	668	1,032
Bank charges	653	600
Insurance	554	485
Dues and subscriptions	516	155
Transfer fee	790	-
	364,725	259,217
Operating loss	(4,110)	(17,908)
Income tax provision	800	800
Net loss	$ (4,910)	$ (18,708)

See accompanying notes to financial statements

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,910)	$ (18,708)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Changes in operating assets and liabilities		
Decrease in clearing deposits	-	4,834
Decrease (increase) in commission receivable	720	(14,823)
(Increase) in prepaid expenses	(5,427)	(2,565)
Increase (decrease) in accounts payable	453	(1,121)
Increase (decrease) in commission payable	(1,997)	12,936
Increase (decrease) in due to Emmett Larkin Co., Inc.	-	(3,254)
Increase in state tax payable	800	800
Net cash used by operating activities	(10,361)	(21,901)
CASH FLOWS FROM INVESTING ACTIVITIES:	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from additional paid in capital	8,000	20,700
Net cash provided by financing activities	8,000	20,700
Net cash increase (decrease) in cash	(2,361)	(1,201)
Cash at beginning of the year	2,539	3,740
Cash at end of the year	$ 178	$ 2,539
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years ended December 31, 2010 and 2009

	Common stock		Additional paid in capital	Accumulated deficit	Total stockholder's equity
	Number of shares	Amount			
Balance at December 31, 2008	1,000	$ 6,000	$ 107,824	$ (92,657)	$ 21,167
Additional paid in capital			20,700		20,700
Net loss				(18,708)	(18,708)
Balance at December 31, 2009	1,000	6,000	128,524	(111,365)	23,159
Additional paid in capital			8,000		8,000
Net loss				(4,910)	(4,910)
Balance at December 31, 2010	1,000	6,000	136,524	(116,275)	26,249

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Years ended December 31, 2010 and 2009

There were no liabilities subordinated to the claim of general creditors as of December 31, 2010 and 2009.

See accompanying notes to financial statements

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

R.W. Towt & Associates (the "Company"), a California corporation, was formed in 2003 and is a licensed securities broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). It is qualified to do business in California and conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii). The Company's prospective clients are located in Southern California.

The significant accounting policies utilized by the Company are as follows:

Revenue recognition

Commission revenues are recorded on a trade date basis.

Cash

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash at December 31, 2010 and 2009 is principally in checking and clearing accounts.

Equipment

Equipment is recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income taxes

The Company is an S Corporation. Under "S" Corporation status, the annual taxable income and losses of the Company is reported by the shareholders on their individual Federal and State income tax returns. No Federal income tax liability will be reflected in the financial statements. The Company files its federal and state income tax returns on the accrual basis. There is no provision for deferred taxes as there are no significant timing differences between items reported for tax purposes and financial reporting purposes.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 and 2009, the Company had net capital of $15,501 and $17,838, respectively, and a net capital requirement of $5,000.

NOTE C: CLEARING AGREEMENT

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with Sterne Agee (the "clearing broker") beginning in June, 2009. The Company promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. There was no off-balance sheet exposure as of December 31, 2010 and 2009. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

NOTE D: ADDITIONAL PAID IN CAPITAL

The principal shareholder invested $8,000 and $20,700 in the Company in 2010 and 2009, respectively, in the form of cash.

SUPPLEMENTARY INFORMATION

R.W. TOWT & ASSOCIATES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

For the Years ended December 31, 2010 and 2009

	2010	2009
Total stockholder's equity	$ 26,249	$ 23,159
Deduct stockholder's equity not allowable	-	-
Total stockholder's equity qualified for net capital	26,249	23,159
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	-	-
Total non-allowable assets	10,748	5,321
Net capital before haircuts on securities positions	15,501	17,838
Less: Haircuts on securities	-	-
Undue concentration	-	-
Net capital	$ 15,501	$ 17,838

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-3

For the Year ended December 31, 2010

Minimum net capital requirement (6.67% of current liabilities)	$ 984	
Minimum dollar net capital required	5,000	
Net capital requirement -		
(the larger of the required net capital)		$5,000
Net capital for year ended December 31, 2010	15,501	
Net capital requirement	5,000	
Excess net capital	10,501	
Excess net capital at 100% (less 10% of total		
aggregate indebtedness)		$14,026

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial conditions	$14,752
Total aggregate indebtedness	$14,752
Ratio: Aggregate indebtedness to net capital	0.95

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES

SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year ended December 31, 2010

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/2010	Audited Report 12/31/2010		Difference
Total stockholder's equity	$ 16,150	$ 26,249	$	(10,099)
Deduct stockholder's equity not allowed	-	-		-
Total stockholder's equity qualified for net capital	16,150	26,249		(10,099)
Total allowable credits	-	-		-
Total non-allowable liabilities	-	-		-
Total non-allowable assets	-	(10,748)	#	10,748
Net capital before haircuts on securities positions	$ 16,150	$ 15,501	$	649

Schedule A - Reconciliation of stockholder's equity

Net loss per unaudited statement	$ (2,361)
Increase in commission earned	29,130
Increase in trading fees	(29,850)
Decrease in insurance expense	-
Decrease in regulatory fees	4,974
Decrease in commission expenses	1,997
Decrease in capital contribution	(8,000)
Increase in state tax expense	(800)
Net loss, audited report	(4,910)
Capital stock	6,000
Additional paid in capital	136,524
Accumulated deficit, December 31, 2009	(111,365)
Total stockholder's equity	$ 26,249

Schedule B - Reconciliation of non-allowable liabilities:

Liabilities subordinated to claims of general creditors	$ -	$ -	$ -

Schedule C - Reconciliation of non-allowable assets:

Prepaid expenses	-	10,748	(10,748)
Total non-allowable assets	$ -	$ 10,748	$ (10,748)

Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3

Minimum net capital requirement (6.67% of current liabilities)	$ -	$ 984	$ (984)
Minimum dollar net capital requirement	5,000	5,000	-
Net capital requirement	$ 5,000	$ 5,000	$ -
Net capital for the year ended December 31, 2010	$ 16,150	$ 15,501	649
Net capital requirement	5,000	5,000	-
Excess net capital	$ 11,150	$ 10,501	$ 649

The difference of $649 is due to the difference of net loss and non-allowable explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2010 and 2009

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements

R.W. TOWT & ASSOCIATES

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNER

TULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2010 and 2009

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements

Chang G. Park, CPA, Ph. D.
♦ 2667 CAMINO DEL RIO SOUTH PLAZA B ♦ SAN DIEGO ♦ CALIFORNIA 92108 ♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 764-5480
♦ E-MAIL changgpark@gmail.com ♦

Report of Independent Registered Public Accounting Firm on
Internal Accounting Control

Board of Directors
R.W. Towt & Associates

In planning and performing our audit of the financial statements of R.W. Towt & Associates (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Finan cial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exc hange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be u sed by anyone other than these specified parties.

/S/ Chang g. Park

CHANG G. PARK, CPA

February 24, 2011
San Diego, CA. 92108

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board



R.W. Towt & Associates

Financial Statement

December 31, 2010 and 2009

Chang G. Park, CPA